

January 7, 2013

<u>Via E-mail</u>
Tom Griffin
Chief Executive Officer
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

> **Re:**   **Santa Fe Petroleum, Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed December 20, 2012**
> **Form 8-K**
> **Filed December 10, 2012**
> **File No. 333-173302**

Dear Mr. Griffin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Amended December 20, 2012</u>

<u>Liquidity and Capital Resources</u>

1.   Please reconcile your response to prior comment 4 that the agreement for the new private placement is under negotiation with the disclosure in the Liquidity section of your latest Form 10-Q that you "have engaged" an investment bank to raise up to $10 million. Also:

- please tell us which provision of exhibit 10.8 that you filed on September 7, 2012 indicates that the agreement will expire on

September 30, 2012, the expiration date that you mention in your letter to us dated November 14, 2012; the agreement appears to run for 90-day periods that do not end on September 30, so it remains unclear why you have not filed a Form 8-K reporting the termination under Item 1.02; and

- it is unclear where you have addressed that part of prior comment 4 that asked where you explained to investors that your prior placement raised less than 10% of the $5 million that you previously disclosed was anticipated. Given your disclosure that the previous $5 million private placement would have provided sufficient capital for 12 months, it is unclear why you believe that investors have sufficient information to evaluate your statement in your latest Form 10-Q that your new $10 million private placement will provide sufficient capital for the next 12 months if that Form 10-Q has not explained to investors the amount of proceeds raised from your previous private placement relative to the amount anticipated. Please advise.

Common Stock

2.   It is not clear how the letter of intent that you provided in your response to prior comment 7 definitively provides that the 3 million shares were cancelled. Please file a definitive agreement that clearly provides for the cancellation of those shares or tell us why such agreement need not be filed.

3.   We note the portion of your response to prior comment 7 that relates to the filing of a Form D for the sale of securities referenced in Part II Item 2 of your latest Form 10-Q. According to the Form D that you refer to in your response, that Form D relates to the issuance of shares in connection with your reverse merger. As such, please tell us when you will file a Form D relating to the sale of securities referenced in your latest Form 10-Q.

Reports To Security Holders

4.   Please tell us the status of the Exchange Act registration statement that you indicate you will file "by the end of the calendar year 2012."

Form 8-K filed December 10, 2012

5.   Please provide all of the disclosures required by Item 5.02(c) of Form 8-K. For example, please ensure that you clearly disclose Mr. Zouvas' age and business experience during the past five years as required by Regulation S-K Item 401(b) and (e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Luke C. Zouvas